July 17, 2019

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

       Re: E-Home Household Service Holdings Ltd.
           Amended Draft Registration Statement on Form F-1
           Submitted July 11, 2019
           CIK No. 0001769768

Dear Mr. Xie:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amended Draft Registration Statement on Form F-1

Notes to the Consolidated Financial Statements
Note 1 - Organization and Nature of Operations
Reorganization, page F-7

1. We note your response to comments 7 and 8, and the disclosure provided on pages 49, F-7 and F-32. Please explain to us, in detail, the basis for your conclusion that the entities in the reorganization were under common control during the periods covered in your financial statements. As part of your response, please identify for us the individual that controlled Fuzhou Bangchang Technology Co. Ltd. immediately prior to the reorganization, describe the basis for their control, indicate the percentage ownership that
       was held, and indicate when they obtained control. Also, please tell us the individual that
 Wenshan Xie
E-Home Household Service Holdings Ltd
July 17, 2019
Page 2
      controlled Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. immediately prior to the reorganization, explain to us the basis for their control,
      indicate for us the percentage ownership that was held, and indicate when they obtained control.
Condensed Financial Information of the parent company, page F-23

2. We note you record your investment in your subsidiary under the equity method of accounting. Please clarify why there is no change in the investment in subsidiary balance period over period. In addition, you disclose that the income of the subsidiary is presented as "share of income of subsidiary" but there does not appear to be a related caption in the financial statements as presented.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney-Adviser, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                            Sincerely,
FirstName LastNameWenshan Xie
                                                   Division of Corporation
Finance
Comapany NameE-Home Household Service Holdings Ltd
                                                   Office of Telecommunications
July 17, 2019 Page 2
cc:       Kevin Sun, Esq.
FirstName LastName